May 12, 2006


Mr. Brad Skinner
Securities and Exchange Commission
450 5th Street NW
Mail Stop 3561
Washington, D.C.  20549

Re:  Artificial Life, Inc.
     Form 10-KSB for the year ended December 31, 2004
     Filed March 31, 2005
     Form 10-QSB for the quarter ended June 30, 2005
     Filed August 15, 2005
     File no. 0-25075
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Dear Mr. Skinner,

Thank you for your letter dated April 26, 2006 requesting for further explanation regarding revenue recognition.

After the discussion of our draft reply to your comment letter between our auditor and Mr. Kronforst this week, we would like to ask for extension for submission of our response until May 26, 2006 as our CEO is traveling.

Please kindly let us know if such extension is feasible. You may contact me via email: alice.tat@artificial-life.com or via phone number: (852)3102 2800.

Thank you for your attention.


Yours sincerely



Alice Tat
Manager, Accounting and Finance
Artificial Life, Inc.